[Husch Blackwell LLP Letterhead]

June 26, 2018

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington DC 20549
Attention: Mr. Edward P. Bartz

Re:	Tortoise Pipeline Energy Fund, Inc. (the “Company”) File Numbers 811-2285

Dear Ed:

Today the Company filed a shelf Registration Statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933 and the Investment Company Act of 1940. The Company is hereby requesting selective review of the Registration Statement pursuant to Investment Company Act Release No. 13678 (February 23, 1984). The Prospectus and SAI of the Company contained in the Registration Statement are substantially similar to those contained in the registration statement of the following funds:

•	Tortoise MLP Fund, Inc. (File Nos. 333-209943 and 811-22409); and

•	Tortoise Energy Infrastructure Corp (File Nos. 333-209946 and 811-21462).

Please feel free to contact the undersigned at 423-755-2662 should you have any questions or concerns.

Sincerely,

/s/ Rebecca C. Taylor

Rebecca C. Taylor